Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Announces Pure Sunfarms’ Receipt of Standard Processing License for its Delta 3 Greenhouse Facility

– Processing License Permits Pure Sunfarms to Extract and Process Cannabis to Advance its Product Development Strategy / Processing License One of Two Regulatory Steps Required to Begin Sales to Provincial/Territorial and Private Retailers –

Vancouver, BC, May 20, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF; NASDAQ:VFF) today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has received a Standard Processing License from Health Canada for its 1.1 million square foot Delta 3 greenhouse facility (the “Processing License”).

The Processing License permits Pure Sunfarms to extract and process cannabis at the Delta 3 facility, which will enable the development and manufacture of products derived from the cannabis plant, including cannabis oil, as well as concentrates and edibles. Pure Sunfarms will require an additional amendment to its sales license to sell cannabis oil, which it expects to be distributing to provincial/territorial distributors and private retailers by the fourth quarter of this year.

“Receipt of our Processing License is a critical step in the execution of our product development strategy, allowing us to expand beyond dried flower into the production of cannabis oil for the current legal recreational market, as well as to develop a wide range of products for the expected legalization in Canada of concentrates and edibles for recreational use in October 2019,” said Mandesh Dosanjh, President and Chief Executive Officer, Pure Sunfarms. “Importantly, the Processing License permits Pure Sunfarms to store cannabis oil on site at Delta 3, which will allow us to purchase oil from external extractors for production of concentrates and edibles ahead of having our own extraction operations in place, which we continue to target for this year.”

The Processing License is one of two regulatory steps required for Pure Sunfarms to begin selling directly to provincially/territorially authorized distributors and private retailers, with the other being an amendment to Pure Sunfarms’ existing sales license to permit the sale of dried products to these retailers (sometimes referred to as a “packaging license”). Pure Sunfarms continues to expect to receive the requisite amendment to its sales license during the second quarter of 2019.

“With its Processing License in hand and the amendment to its sales license expected shortly, Pure Sunfarms should soon begin selling its own branded packaged product directly to the Ontario Cannabis Store under its existing supply agreement, as well as to finalize supply agreements with other provincial boards and private retailers,” said Michael DeGiglio, CEO, Village Farms International. “While spot market pricing for sales to other licensed producers to date has been quite favourable, direct sales to the provincial boards and private retailers is expected to generate meaningfully higher margins, as Pure Sunfarms’ is reaching its full run-rate annual production of 75,000 kilograms at its Delta 3 facility mid-2019. Moreover, with its existing supply relationship with another licensed producer transitioning to improved terms at the end of this year, Pure Sunfarms will have a significantly larger proportion of its production available for sale to the provincial boards and private retailers, with ongoing sales under that producer relationship expected to generate higher margins due to a the change from fixed to market pricing.”

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws. Village Farms has established a joint venture, Village Fields Hemp, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, Village Fields, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”,

“might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com